Filed by BlackRock Senior Floating Rate Fund, Inc.
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities and Exchange Act of 1934, as amended

Subject Company:  BlackRock Funds II
Commission File No. 811-22061

Contact:
1-800-882-0052

BlackRock Announces Shareholder Approval of Fund Reorganizations

New York, March 11, 2011 – BlackRock Advisors, LLC announced today that, at a special meeting of shareholders of BlackRock Senior Floating Rate Fund, Inc. (XMPFX) and BlackRock Senior Floating Rate Fund II, Inc. (XMPCX) (the “Senior Floating Rate Funds”) held today, shareholders of the Senior Floating Rate Funds have approved the reorganization of each of the Senior Floating Rate Funds with and into the BlackRock Floating Rate Income Portfolio (the “Floating Rate Income Fund”), a series of BlackRock Funds II (the “Reorganizations” and each a “Reorganization”).

The Reorganizations are expected to be completed on or about March 18, 2011, subject to the satisfaction of regulatory requirements and other customary closing conditions.  Each of the Reorganizations will be effected based on the relative net asset value of the respective Senior Floating Rate Fund and the Floating Rate Income Fund. In connection with the Reorganizations, Master Senior Floating Rate LLC is expected to distribute its assets to each of the Senior Floating Rate Funds, as applicable, and to be liquidated and dissolved as soon as practicable following such distributions.

This press release is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the BlackRock funds. Investors should consider the investment objectives, risks, charges and expenses of their fund(s) carefully and should carefully review and consider the Joint Proxy Statement/Prospectus relating to the Reorganizations which contains important information regarding the investment objectives and policies, risks, charges, expenses and other important information about the Floating Rate Income Fund as the combined fund.

Additional Information about the Reorganizations and Where to Find It

This press release is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the funds; nor is this press release intended to solicit a proxy from any shareholder of any of the funds.

The funds and their respective directors, trustees, officers and employees, and BlackRock, and its shareholders, officers and employees and other persons may be deemed to be participants in the solicitation of proxies with respect to the Reorganizations.  Investors and shareholders may obtain detailed information regarding the direct and indirect interests of the funds' respective directors, trustees, officers and employees, and BlackRock and its shareholders, officers and employees and other persons by reading the Combined Prospectus/Proxy Statement regarding the proposed Reorganizations, which was filed with the SEC on January 12, 2011.

INVESTORS AND SECURITY HOLDERS OF THE FUNDS ARE URGED TO READ THE COMBINED PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATIONS.  INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, AND CHARGES AND EXPENSES OF THE FUNDS CAREFULLY.  THE COMBINED PROSPECTUS/PROXY STATEMENT CONTAINS INFORMATION WITH RESPECT TO THE

 INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS AND OTHER IMPORTANT INFORMATION ABOUT THE FUNDS.  The Combined Prospectus/Proxy Statement does not constitute  an offer to sell securities, nor does it constitute a solicitation of an offer to buy securities, in any state where such offer or sale is not permitted.

Investors may obtain free copies of the Registration Statement and Combined Prospectus/Proxy Statement and other documents filed with the Securities and Exchange Commission at the SEC's web site at www.sec.gov.  In addition, free copies of each Combined Prospectus/Proxy Statement and other documents filed with the SEC may also be obtained by directing a request to BlackRock at (800) 882-0052.

About BlackRock

BlackRock is a leader in investment management, risk management and advisory services for institutional and retail clients worldwide.  At December 31, 2010, BlackRock’s AUM was $3.561 trillion.  BlackRock offers products that span the risk spectrum to meet clients’ needs, including active, enhanced and index strategies across markets and asset classes. Products are offered in a variety of structures including separate accounts, mutual funds, iShares® (exchange traded funds), and other pooled investment vehicles. BlackRock also offers risk management, advisory and enterprise investment system services to a broad base of institutional investors through BlackRock Solutions®.  Headquartered in New York City, as of December 31, 2010, the firm has approximately 9,100 employees in 25 countries and a major presence in key global markets, including North and South America, Europe, Asia, Australia and the Middle East and Africa.  For additional information, please visit the firm’s website at www.blackrock.com

Forward-Looking Statements

This press release, and other statements that BlackRock or the funds may make, may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the future financial or business performance, strategies or expectations of BlackRock or the funds.  Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and neither BlackRock nor any of the funds assumes a duty to or undertakes to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

The following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) the introduction, withdrawal, success and timing of business initiatives and strategies; (2) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in the funds’ net asset value; (3) the impact of increased competition; (4) the impact of future acquisitions or divestitures; (5) the unfavorable resolution of any legal proceedings; (6) the extent and timing of any distributions or share repurchases; (7) the impact, extent and timing of technological changes and the adequacy of intellectual property protections; (8) the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to the funds, BlackRock, or PNC; (9) terrorist activities and international hostilities, which may adversely affect the general economy, domestic and local financial and capital markets; (10) the ability to attract and retain highly talented professionals; (11) the impact of changes to tax legislation; (12) the funds’ inability to obtain the necessary shareholder approvals for the Reorganizations to occur; (13) the funds’ inability to satisfy the requisite regulatory requirements or closing conditions; and (14) the funds’ inability to complete the Reorganizations in a timely manner.

The Annual and Semi-Annual Reports and other regulatory filings of the BlackRock Funds with the SEC are accessible on the SEC's website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the funds. The information contained on our website is not a part of this press release.

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